TELEMAR NORTE LESTE TO ACQUIRE OI

Rio de Janeiro, May 28, 2003 - TELE NORTE LESTE PARTICIPAÇÕES S.A. ("**TNE**") and TELEMAR NORTE LESTE S.A. ("**TELEMAR**") today announced the following:

(a) At meetings held today, the Board of Directors of **TNE** approved the sale by **TNE**, and the Board of Directors of **TELEMAR** approved the purchase by **TELEMAR**, of all shares held by **TNE** in TNL PCS S.A. ("**Oi**"), representing 99.99% of the corporate capital of that company, as proposed by their respective Boards of Officers, which were authorized to implement the sale (the "Transaction").

(b) The purpose of the Transaction is to strengthen the strategic position of the **Telemar** Companies and to increase their capacity for growth by uniting the potential of fixed (**TELEMAR**) and mobile (**Oi**) telephony assets. The benefits arising from the optimization of **TELEMAR**'s and **Oi**'s operating and support infrastructure and from the alignment of the two companies' business interests and strategies will result in more rational use of available resources, with consequent cost reductions, productivity gains and better use of the synergies between the companies.

(c) The Transaction was examined through (i) a valuation report prepared by Ernst & Young to determine the net equity value of **Oi** at market price, with a base date of March 31, 2003, as required under article 256 (II) (b) of Law 6404/76; (ii) studies on the tax impacts and synergy gains resulting from the Transaction; and (iii) legal opinions on the legal aspects of the Transaction.

(d) Before the Transaction is implemented, the corporate capital of **Oi** will be increased by R$563 million reais through conversion of debt held by **TNE** against **Oi**.

(e) After the above-mentioned capitalization, the sale price was fixed at R$1.00, which is equal to the net equity value of **Oi** at market price on the base date of March 31, 2003, as determined in accordance with article 256 (II) (b) of Law 6404/76, adjusted to reflect the capitalization described in item (d) above and **Oi**'s results as shown on a balance sheet drawn up as at April 30, 2003.   **Oi**'s balance sheet, after the above-mentioned capitalization, shows financial debt of R$4.761 million reais as at the base date of April 30, 2003.



(f) The investment bank J.P. Morgan advised on the strategic decision to proceed with the Transaction, as described in items (b) and (c.ii) above. J.P. Morgan performed an economic valuation of **Oi** on a discounted cash flow basis and the Transaction price stated in item (e) above is consistent with the valuation performed by J.P. Morgan.

(g) **TNE** and **TELEMAR** shareholders may obtain further details on the Transaction at Rua Humberto de Campos, no. 425, Rio de Janeiro, RJ, by calling (55-21) 3131.1315 to schedule a meeting with Mr. José Carlos dos Santos (Investor Relations).

Rio de Janeiro, May 28, 2003.

Marcos Grodetzky
Financial Officer and Investor Relations Officer of
Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 646 284 9413
 Fax: 1 646 284 9494

Visit our Investor Relations Website: www.telemar.com.br/ri